SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES
ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A TELEPHONE CONFERNCE HELD BY TELIA AB ON MAY 6, 2002.

Script Teleconference 1st quarter results 2002             2002-05-06

Marianne Nivert:

Good afternoon and welcome to this teleconference on Telia’s first quarter results in 2002. My name is Marianne Nivert and I am the CEO of Telia. With me here today I have Bo Jacobsson, our CFO, and Tobias Lennér, Head of Investor Relations.

To start with I will give you a brief overview of what we have accomplished during these first three months of this year. After that I will open up for questions.

You had already seen in our preliminary figures, which we released on April 23, that we show a positive trend for our core businesses. We have also been able to improve the underlying EBITDA-margin from 21 percent in the fourth quarter last year to 24.4 percent in this first quarter. As you might remember I told you last quarter about the efficiency programs that we have started in our core business. These efforts do mean some short term costs for us, but it has already started to show results in Telia Internet Services and Telia International Carrier. It will take some more time for us to show results in the two other areas, Telia Mobile and Telia Networks. There is a strong pressure to rationalize and the efforts will be intensified during the second quarter.

Also in line with what we told you at the year end we have reduced our investments sharply. This will of course help us to improve the free cash flow in the future. We have stated to come down to a capex in the range of 10 to 15 billion krona during year 2002. I am sure we will be able to end up within the lower part of that range.

During the first quarter we have also had the pleasure to announce the merger between Telia and Sonera, our Finnish counter part. I was very glad to do this, since strengthening Telia’s Nordic and Baltic position has been on the agenda from the start for me as the CEO of Telia. The merger process is running according to plan and we hope to be able to post the tender documents during this month, after having accomplished all filings that have to be done. We have spoken to you about this merger at press conferences and analyst and investor meetings during March and April and today we don’t have anything new to add to that.

Before I go into each business areas I would like to shortly give you some more sense for the efficiency programs that we are driving in Telia.

We are concentrating our customer services and have already managed to go down from 31 to 20. In August our target of 13 customer services should be reached. The ambition here is also to increase the rate of self service, and the number of customer contacts over the webb and automated phone calls are steadily increasing. Geographical concentration and co-location is also part of the streamlining of the core business. We are well on track in this respect as well.

To improve the delivery process, we have implemented a new organisation, where everything that relates to delivery has been gathered within specific delivery centers.

An important part of the rationalization is to reduce the number of products that we have especially within Telia Networks. We are now working on reducing overlapping products, non-profitable products and products with very low volumes. This is a hard work and it will take some time until this will show effect. However, we are sure that the effects will turn out to be of an important size.

Now something on each business area:

Firstly, Telia Mobile. We now have more than 5 million customers in the Nordic region. To be able to serve these even better and to take out synergies from being present in all Nordic countries, our new Nordic organization was implemented on the first of April. In this organization we have only one responsible person for development and one for operations for all Nordic countries. Sales and marketing continue to be local responsibilities.

To increase the pace of development of integrated mobile and fixed solutions to our corporate customers we have moved this business unit from Telia Networks to Telia Mobile. We get a better overview of this business unit and should be able to develop the concept further and focus on profitability.

We continue to develop pan-nordic services and we are the first to introduce GPRS-roaming between the four Nordic countries where we are present. We have started a co-operation with Microsoft and WM-data to develop solutions for our corporate customers to reach their Intranets from the mobile phone.

In Sweden, the lowering of interconnection rates effected revenues and ARPU. In Norway we increased both sales and the margin and there is a positive trend in both minutes of use and ARPU. SMS continues to grow.

In Denmark we have a slight margin improvement. We are launching new kinds of subscriptions and the build out of the GSM-900 network continues. The network will give us a lower cost base and better coverage, which will attract more customers.

Finland shows a good growth, not at least thanks to the pre-paid card we launched as the first operator during last year. We are rationalising the business and are reducing the number of employees and number of retail outlets. The new roaming agreement with Suomen TwoG makes it possible for us to offer services all over the country.

Within Internet Services the focus is on rapid profitability enhancement. Sales grew with 36 percent in the first quarter. This is a combination of strong customer growth in ADSL and increased sales of pay-per-view services in our cable TV business. Profitability is improving thanks to this revenue growth, the price increases we have been able to do and the continued rationalization, including reduced expenditures within the development area.

We are continuously launching new services. This quarter we have launched an Internet cable broadband service with a speed of 1Mbit per. There is also a strong increase in demand from the business segment.

Telia International Carrier is still fighting on a turbulent market. Despite this we see a higher order inflow and we are confident to bring this business into a positive cashflow position. We have a strong focus on sales. Our US-network is now in service and its revenue contribution will grow in size. The turbulence also opens up for opportunities. One example is our acquisition of the network in the UK, which will reduce our costs for leased capacity and increase our possibilities for future growth.

International Carrier will reach a positive cash flow through increased sales, reduction of capex and continued efficiency measures. The margins improved during the first quarter and capex is on a quite different level that last year. For the full year capex will amount to less than 1.5 billion krona. The efficiency measures we have started are showing results. We are continuously lowering the costs for leased capacity, and we have decreased consultant costs and will be able to lower it even more. Concentration of service and maintenance agreements will also improve the cost situation. We are confident to reach our target of breaking even at the underlying EBITDA level on a monthly basis at the end of this year.

Also in the Networks business area we have a strong focus on efficiency improvements. Local preselection was implemented on the second of February, which reduced our reveues. Higher sales in the wholesale area partially compensate for the decline that we see in the retail market as a result of the preselection reform. There is a healthy demand for broadband accesses, building a good base for future growth.

Our Danish operations reported positive EBITDA for the first quarter ever. We are also happy that we have now come to a solution for Netia in Poland. The restructuring has begun. Our shareholding in the company will go down to approximately 3 percent when the restructuring is finished.

I have already spoken about the streamlining of the product portfolio within Networks. We are also driving the work of geographical concentration and co-location for this business area.

In view of the tough market conditions right now, it is of great importance that we continue to focus on developing and streamlining our core businesses. We will be driving all these different rationalisation and efficiency projects throughout the Telia group, and expect to see positive effects from these initiatives during the second half of 2002.

With this I want to thank you for you attention and you are now welcome to ask your questions.

Peter Wärleus, Handelsbanken

1.     Two consecutive quarters that you have been losing post-paid customers, is that a sign for a general weakness in the business market or a sign that you are just losing market share?

Many businesses are introducing pre-paid to their employees instead of post-paid and that is one of the consequences that there is a trend in the market that companies are using pre-paid to a larger amount.

2.     Slip in volume sequentially quarter on quarter in SMS in Sweden, is this a trend that this market is maturing?

We always have strong Q4 in SMS market. Also new habit that a lot of Christmas greetings etc have relay effect in Q4 so no trend as SMS is still growing

3.     Are you reviewing the overall strategic ventures on the Danish mobile side – is there any value whatsoever?

Customer intake has not effected the revenues because of the delay from the customer intake to the revenue stream. So a certain delay between the two

Jeremy Taylor, UBS Warburg

1.     Net debt position, I noticed net debt has gone up by 1.8 billion in Q1, although you showed Ebitda at 3.35 billion and capex of only 2 billion. What are the big shifts in cash flow?

There are two different explanations, one is the seasonal variations that we normally have in working capital, and that is that it tends to increases in Q1. However it increased less than it did in Q1 2001, so our cash flow from operating activities have improved over last year. Still we have an increase in working capital of 1.8 billion. When we reduced our capex we ended up with quite high level of capex in Q4, which ended up with high sum of accounts payable so that money is really flowing out now in Q1. So the lower capex level will also mean that our accounts payable will be reduced. Still it is mostly the seasonal variation and a bit better than last year.

2.     Seasonal effect mostly in the domestic operations, not in Carrier?

Yes mostly in the domestic.

3.     Domestic mobile, could you explain any seasonality in Q4 that you saw and the level of capex which you are spending in the domestic mobile business and how much money is being put into joint venture with Tele 2 during the quarter?

Linked to our capacity growth within mobile. The 3G will be in our joint venture with Tele 2.

4.     Have you put any money into the venture in the quarter?

No, we did that last year. We will increase the capex in the joint venture but the main part of that will be next year.

5.     So you each put in about SEK 500 million into the joint venture so far, you don’t expect to put any money in during this year, but are likely to put some capital in next year and in the mean time the capex in the domestic mobile business is likely to go down or stay down at a very low level?

We will have put in SEK 500 million each by the half year.

6.     Loan finance from Telia or from banks?

From banks, the company is borrowing the money and it is guaranteed.

7.     On your domestic mobile business, your revenues compared to Q1 on Q4, the revenue growth level went down about 8%. I know we have seen similar seasonality in the past but this year seems dramatic, is that because the business is maturing or are there other reasons?

It is the affect of interconnect fees that were decreased from 1.18 to 0.92. Last year we had a large customer intake late 2000 and those became revenue generating during the beginning of 2001 and our customer intake in Q4 2001 was not as large as 2000.

Goldman Sachs

1.     Update on Sonera merger, regulatory process have you filled with the regulatory authorities yet? With stock price at this level any thoughts?

It is too early to make any statements about this transaction. Matter of seeing the comparison between Sonera and the Telia share that affects the Sonera shareholders and of course the positive future for the shareholders with this transaction for both companies. We are still in the process of filling and we believe the prospect will be in place late this month

2.     SEC, where do you stand?

All these filling issues we plan to have done at end of this month and there are no changes to the timetable.

Peter Kurt Nielsen, Deutsche Bank

1.     Swedish network operations, you mentioned that Ebitda has been relatively affected despite declining revenue growth. Could you give a flavour of the potential going forward, for the rest of this year, can we expect to see increasing earnings in H2 basis or is it possible that there may be some margin impact from restructuring?

What is affecting network-comparing Q1 to Q1 — if we look back we had both Finnish, Danish and Irish operations in the comparable quarter? Looking at our efficiency programme we feel the main part of the effect of these efficiencies will occur in H2 of this year. It is more or less concentrating some operations into fewer locations, lots of efficiency programmes connected with this and also efficiency programmes linked to capex programmes

2.     Any further offside on the margin side compared to what we have seen in this quarter?

Yes and this quarter we were also affected by the pre selection reform. But that did not affect the whole of the quarter.

3.     Plan of launching ADSL in Denmark, is this aimed at the residential or corporate market and what earnings/dilution?

We introduced that this quarter so part of the effect will be seen in Q2 but mainly in

Q3. It is for both residential and business market. We have our strength in Copenhagen and some main cities, so that will of course be addressed towards the business market but we also have some capacity for residential.

4.     The Norwegian operations have shown a very strong growth in ARPU, particularly on the pre-paid side. Could you explain the increase in Norwegian ARPU?

We had a good effect of the new tariff where we introduced simple tariffs and we see this as one of the real market effects that was introduced beginning of this quarter and will see the effects going forward. We still see good growth in SMS where we have 15% of the revenues coming from SMS

Peter Wärleus, Handelsbanken

1.     Looking at the network side from fixed to mobile calls, you have 421 million in Q1 2001 and 423 million in Q1 2002 – you really have zero growth in fixed to mobile calls. Is this a seasonal effect as you have decreased prices significantly and still the volume is not going up – could you elaborate on that?

This new entity was formed mainly this quarter. The total entity was in place and that might give that it dropped. Also last year there were some sale with commission and so more sales going directly to our own operation and that is explained in the report so some change to how we are doing the business. Overall revenues are increasing a bit but not that much. It is a different business model

2.     Volumes from fixed to mobile, there is no growth but the customer base is growing and the traffic per subscriber per month is not growing either in the mobile business so it seems that there is no volume growth in the mobile business at all despite the price reduction. I would like to have a flavour of how you view the market?

We have growth but it is more or less a situation where we have more mobile to mobile calls. We now have a change in the traffic patterns with a lot of customers not using fixed and just using mobile, so growth in mobile to mobile instead.

Deborah Collins, Goldman Sachs

1.     Could you comment on the amount of market share that you feel you have lost in terms of volumes in the introduction of local pre-select? Also comment on the amount of revenues? Where will this trend to when you have the full quarter effect in Q2?

Looking at the volume change in networks, we have made some calculations that we are following closely. It is a change from wholesale sales that is more or less meeting that. Looking at the exact market share we have lost, I can’t really give that exact number. It should be a loss of about 25% and we lost during this quarter mainly on the retail segment/consumer 18%. So we have calculated that we will lose about 25%.

2.     So to clarity you think you have lost 18% of the local call volumes retail and expect it to trend to 25%?

Yes

3.     You did make some reference to how it compares with the change in the wholesale, could you put a number on that?

Looking at effect of the total reform we calculate that on the basis of a full year of 400 million. Looking at the two months we have had it is almost exactly the same when we elaborate that to a full year.

4.     So you think you have only lost 33 million?

No we will lose 100 million a quarter and then we have been compensated to increase wholesale margins so the net effect would be 100 million a quarter. It is still too early to give a definite number on that but it looks like it is in line with guidance we have given before.

Peter Kurt Nielsen, Deutsche Bank

1.     In terms of the revenue growth target of 8% — you previously indicated that that would take impact from 2003 is there any change to that outlook?

No change to the outlook in the mid term and think we will reach that level

Marianne Nivert:

Well, if there are no more questions I would like to thank you for listening in to this teleconference. I am sure that we will be in contact soon again, when the merger process has come so far that we can tell you more about the offer and the process.

Thank you and good bye.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.